EXHIBIT 12.1 — STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

Nine months ended September 30, 2006
Earnings before fixed charges:
Income before allocation of minority interest and income from investments in unconsolidated subsidiaries	$137,958
Add: Interest expense	90,040
Depreciation expense on cap’d interest	3,117
Amortization of deferred financing costs	3,312

Earnings before fixed charges	$234,427

Fixed charges:
Interest expense	$90,040
Amortization of deferred financing charges	3,312
Capitalized interest	17,748

Fixed charges	111,100

Preferred share distributions	—
Preferred unit distributions	10,203

Combined fixed charges	$121,303

Ratio of earnings to fixed charges	2.11

Ratio of earnings to combined fixed charges	1.93